PRINCIPAL PRIVATE CREDIT FUND
CONTRACTUAL FEE WAIVER AGREEMENT
AGREEMENT to be effective August 1, 2026 by and between Principal Private Credit Fund (the “Fund”) and Principal Global Investors, LLC (the “Advisor”) (together, the “Parties”).
The Advisor has contractually agreed to limit the Fund’s expenses (excluding incentive fees, interest expense on fund borrowings (but including other expenses associated with the credit facility), expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) on certain share classes of the Fund. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Fund through the current fiscal year end and the previous two fiscal years, provided no reimbursement will be made if it would result in the Fund exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.
The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties.
This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party agrees that electronic signatures of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed effective as of the day and year first written above.

PRINCIPAL PRIVATE CREDIT FUND		PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Adam U. Shaikh	By:	/s/ Laura B. Latham
Name:	Adam U. Shaikh	Name:	Laura B. Latham
Title:	Vice President, Assistant General Counsel, and Assistant Secretary	Title:	Assistant General Counsel

By:	/s/ John L. Sullivan	By:	/s/ Deanna Y. Pellack
Name:	John L. Sullivan	Name:	Deanna Y. Pellack
Title:	Counsel and Secretary	Title:	Assistant General Counsel

SCHEDULE A

Fund	Class A	Institutional Class	Class Y	Expiration
Principal Private Credit Fund	2.60%	2.30%	2.10%	July 31, 2027

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